APPENDIX A

#	Fund	Effective Date
1	The Gold Bullion Strategy	6-1-21
2	The Gold Bullion Strategy Port	6-1-21
3	Quantified Managed Income	6-1-21
4	Quantified Market Leaders	6-1-21
5	Quantified Alternative Investment	6-1-21
6	Quantified STF	6-1-21
7	Quantified Common Ground	6-1-21
8	Quantified Evolution Plus	6-1-21
9	Quantified Pattern Recognition	6-1-21
10	Quantified Tactical Fixed Income	6-1-21
11	Quantified Tactical Sectors	6-1-21
12	Quantified Government Income Tactical	6-1-21
13	Quantified Rising Dividend Tactical	6-1-21
14	Quantified Global	*
15	OnTrack Core	6-1-21
16	Spectrum Low Volatility	6-1-21
17	Spectrum Active Advantage	6-1-21
18	Spectrum Unconstrained	6-1-21
21	Hundredfold Select Alternative	6-1-21
22	Decathlon Market Neutral	6-1-21
23	BCM Decathlon Conservative	*
24	BCM Decathlon Growth	*
25	Dynamic Alpha Macro	*

*Upon commencement of investment operations.

APPENDIX B

Out-of-pocket expenses plus $9,000 per year for each Fund.